Exhibit 17.1
Robert N. Burt
October 25, 2005
Mr. Steven Scheid
Janus Capital Group Inc.
151 Detroit Street
Denver, CO 80206
Dear Steve:
As you know, I feel strongly that the strategic option we are pursuing is not in our shareholders’ best interest. I also believe that we are pursuing this option in a manner that does not result in the highest probability of maximizing shareholder value.
After discussing this situation with a few peers on other boards, their advice is unanimous – that I should resign from the Janus Board.
I agree. Consider this letter my resignation from the Janus Capital Group Board of Directors effective immediately.
Although we disagree on the current initiative, I have enjoyed working with you and the other Board members over the past three years. We’ve worked our way through a lot of problems and I feel comfortable that we have an excellent management team ready to conquer the challenges of the future.
Please have your staff contact my assistant, Nancy Radziewicz (708-478-8216) concerning any administrative details of my resignation.
Sincerely,
/s/ Robert N. Burt
RNB/nmr

cc:	Paul F. Balser Nancy Radziewicz